Exhibit 99.2

B.O.S RFID and Mobile Division won a Governmental Bid of $380,000 for

Tracking and Counting Assets via RFID Technology

RISHON LEZION, Israel, Dec. 15, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of supply chain solutions to enterprises, announced today that its RFID and Mobile Division won a bid from an Israeli Governmental Ministry for tracking and counting the Ministry's assets in various locations in Israel. The bid amounted to $380,000, and the service is planned to be provided during 2016.

Uzi Parizat, VP Sales and Marketing RFID and Mobile Division, stated: "The solution we offer the Ministry reflects our capabilities and expertise in the field of Automatic Identification and Data collection. Our solution is comprised of  software, RFID ("Radio Frequency Identification") automatic readers and varied RFID tags. In addition, we will provide the workforce that will label the assets with RFID tags and conduct the actual counting of the assets."

Yuval Viner, BOS' CEO "We are very pleased to have been chosen by the Ministry. This is the first time that an Israeli governmental ministry implements asset tracking using RFID technology, instead of the traditional inefficient way of paper labels and pens. We anticipate that a successful implementation of our solution may open the door to future projects with governmental offices."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness and the risk that the iDnext acquisition may not be consummated; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information:

Eyal Cohen

CFO

+972-542525925